SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

(MARK ONE)

☒                              ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2009.

OR

☐                                 TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

FOR THE TRANSITION PERIOD FROM              TO

COMMISSION FILE NUMBER: 001-15405

A.                                    FULL TITLE OF THE PLAN AND THE ADDRESS OF THE PLAN, IF DIFFERENT FROM THAT OF THE ISSUER NAMED BELOW:

AGILENT TECHNOLOGIES, INC.

401(K) PLAN

B.                                    NAME OF ISSUER OF THE SECURITIES HELD PURSUANT TO THE PLAN AND THE ADDRESS OF ITS PRINCIPAL EXECUTIVE OFFICE:

AGILENT TECHNOLOGIES, INC.

5301 STEVENS CREEK BOULEVARD

SANTA CLARA, CALIFORNIA 95051

Agilent Technologies, Inc.

401(k) Plan

Financial Statements and Supplemental Schedule

December 31, 2009 and 2008

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and
Plan Administrator of the
Agilent Technologies, Inc.

401(k) Plan

We have audited the financial statements of the Agilent Technologies, Inc. 401(k) Plan (the Plan) as of December 31, 2009 and 2008, and for the years then ended, as listed in the accompanying table of contents.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement.  We were not engaged to perform an audit of the Plan’s internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by the Plan’s management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2009 and 2008, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule, as listed in the accompanying table of contents, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplemental schedule is the responsibility of the Plan’s management.  The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Mohler, Nixon & Williams

MOHLER, NIXON & WILLIAMS
Accountancy Corporation

Campbell, California

June 17, 2010

AGILENT TECHNOLOGIES, INC.

401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

(in thousands)

	December 31,
	2009	2008
Assets:
Investments, at fair value	$1,506,751	$1,245,596
Participant loans	11,472	11,549

Assets held for investment purposes	1,518,223	1,257,145

Accrued income receivable		76
Receivable from broker for securities sold	1,330	113

Total assets	1,519,553	1,257,334

Liabilities:
Accrued fees payable	180	171
Payable to broker for securities purchased	283	305

Total liabilities	463	476

Net assets available for benefits at fair value	1,519,090	1,256,858

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	83	16,613

Net assets available for benefits	$1,519,173	$1,273,471

See accompanying notes to financial statements.

AGILENT TECHNOLOGIES, INC.

401(k) PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

(in thousands)

	Years ended
	December 31,
	2009	2008
Additions to net assets attributed to:
Investment income:
Dividends and interest	$25,417	$64,793
Net realized and unrealized appreciation (depreciation) in fair value of investments	291,569	(662,960)

	316,986	(598,167)

Contributions:
Participants’	72,684	70,469
Employer’s	21,984	25,047

	94,668	95,516

Total additions (subtractions)	411,654	(502,651)

Deductions from net assets attributed to withdrawals and distributions	165,952	115,192

Net increase (decrease) in net assets	245,702	(617,843)

Net assets available for benefits:
Beginning of year	1,273,471	1,891,314
End of year	$1,519,173	$1,273,471

See accompanying notes to financial statements.

AGILENT TECHNOLOGIES, INC.

401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2009 AND 2008

NOTE 1 - THE PLAN AND ITS SIGNIFICANT ACCOUNTING POLICIES

General - The following description of the Agilent Technologies, Inc. 401(k) Plan (the Plan) provides only general information.  Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

The Plan is a defined contribution plan that was established in 2000 by Agilent Technologies, Inc. (the Company) to provide benefits to eligible employees, as defined in the Plan document.  The Plan administrator believes that the Plan is currently designed and operated in compliance with the applicable requirements of the Internal Revenue Code of 1986, as amended (the Code), and the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.  The Company intends that the Plan be qualified pursuant to Sections 401(a) and 401(k) of the Code.

Administration - The Board of Directors of the Company has appointed a Benefits Committee (the Committee) with certain authority to manage the policy, design and administration of the Plan.  The Company has contracted with Fidelity Management Trust Company (Fidelity) to act as the trustee and an affiliate of Fidelity to process and maintain the records of participant data.  Substantially all expenses incurred for administering the Plan are paid by the Company.

Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and changes therein, and disclosure of contingent assets and liabilities.  Actual results could differ from those estimates.

Basis of accounting - The financial statements of the Plan are prepared on the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America.

Investments valuation and income recognition - Investments of the Plan are held by Fidelity, as trustee, and invested based solely upon instructions received from participants.

The Plan’s investments are stated at fair value.  Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  See Note 2 for discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade date basis.  Interest income is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date.  Net appreciation (depreciation) includes the Plan’s gains and losses on investments bought or sold as well as held during the year.

Investment contracts held by a defined-contribution plan are required to be reported at fair value.  However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount the participants would receive if they were to initiate permitted transactions under the terms of the plan.  The statements of net assets available for benefits present the fair value of the investment contracts as well as the adjustment to fully benefit-responsive investment contracts from fair value to contract value.  The statements of changes in net assets available for benefits are prepared on a contract value basis.

Stable Value Fund - The Stable Value Fund’s objective is to protect principal while providing a higher rate of return than shorter maturity investments, such as money market funds or certificates of deposit.  To achieve this, the Stable Value Fund invests in instruments which are not expected to experience significant price fluctuation in most economic or interest rate environments.  However, there is no assurance that this objective can be achieved.

The Plan’s Stable Value Fund is composed primarily of investments in bank collective funds and synthetic investment contracts (synthetic GICs).  Since the Stable Value Fund is fully benefit- responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the investments included in the Stable Value Fund.  Contract value represents contributions made plus interest accrued at the contract rate, less withdrawals.  Synthetic GICs consist of various contracts with banks or other institutions which provide for fully benefit-responsive withdrawals and transfers by Plan participants in the Stable Value Fund at contract value.

As of December 31, 2009 and 2008, the Plan’s synthetic GICs consist of the following:

As of December 31, 2009:

Carrier Name	Major credit ratings	Year-end contract value	Investments at fair value(1)	Investment contracts at fair value	Adjustments to contract value(2)

Synthetic GICs
Bank of America, N.A.	A+/Aa3	$33,738,382	$33,774,683		$(36,301)
Natixis Financial Products Inc.	A+/Aa3	61,110,674	60,997,975		112,699
JPMorgan Chase Bank	AA-/Aa1	33,744,519	33,777,970		(33,451)
Monumental Life Insurance Co.	AA-/A1	61,092,827	60,987,487	$65,668	39,672

Total		$189,686,402	$189,538,115	$65,668	$82,619

(1)         Note: Total year-end contract value and investments at fair value do not include assets held in cash, which are $10,063,405 as of December 31, 2009.

(2)         Adjustments from fair value to contract value for fully benefit-responsive investment contracts.

As of December 31, 2008:

Carrier Name	Major credit ratings	Year-end contract value	Investments at fair value(3)	Investment contracts at fair value	Adjustments to contract value(4)

Synthetic GICs
Bank of America, N.A.	AA-/Aaa	$32,943,775	$29,868,510	$133,492	$2,941,773
Natixis Financial Products Inc.	AAA/Aaa	4,764,045	4,417,426	76,071	270,548
Natixis Financial Products Inc.	A+/Aa3	59,788,137	54,468,858	181,087	5,138,192
JPMorgan Chase Bank	AA-/Aaa	32,943,516	29,868,437	133,491	2,941,588
Monumental Life Insurance Co.	AA/Aa3	59,782,988	54,462,272		5,320,716

Total		$190,222,461	$173,085,503	$524,141	$16,612,817

(3)         Note: Total year-end contract value and investments at fair value do not include assets held in cash, which are $30,179,269 as of December 31, 2008.

(4)         Adjustments from fair value to contract value for fully benefit-responsive investment contracts.

There are no reserves against contract value for credit risk of the contract issuer or otherwise.  The crediting interest rate is based on a formula agreed upon with the contract issuer, but it may not be less than zero.  Such interest rates are reviewed on a periodic basis for resetting.  The relationship of future crediting rates and the adjustment to contract value reported on the statements of net assets available for benefits is provided through the mechanism of the crediting rate formula.  The difference between the contract value and the fair market value of the investments of each contract is periodically amortized into each contract’s crediting rate.  The amortization factor is calculated by dividing the difference between the fair market value of the investment and the contract value of the duration of the bond portfolio covered by the investment contract.

The average yields on the fund are as follows for the years ended December 31:

	2009	2008

Average yields:
Based on actual earnings	3.34%	2.91%
Based on interest rate credited to participants	3.34%	3.14%

The key factors that could influence future interest crediting rates include, but are not limited to: (1) the Plan cash flows, (2) changes in interest rates, (3) total return performance of the fair market value bond strategies underlying each synthetic GIC contract, (4) default or credit failures of any of the securities, investment contracts or other investments held in the fund or (5) the initiation of an extended termination of one or more of the synthetic GIC contracts by the contract issuer.

Certain employer initiated events or other external events not initiated by plan participants will limit the ability of the Plan to transact at contract value with the issuer.  Such events include but are not limited to, the following:  (1) Plan’s failure to qualify under the Internal Revenue Code of 1986 as amended, (2) amendments to the Plan documents (including complete or partial Plan termination or merger with another plan), (3) changes to the Plan’s prohibition on competing investment options or establishment of a competing plan by the Plan sponsor, (4) bankruptcy of the Plan sponsor or other Plan sponsor events (for example, divestitures or spin-offs of a subsidiary) that cause a significant withdrawal from the Plan or (5) events resulting in a material and adverse financial impact on the contract issuer, including changes in the tax code, laws or regulations.  The Plan administrator does not believe that the occurrence of any such value event, which would limit the Plan’s ability to transact at contract value with participants, is probable.

The synthetic GICs do not permit the contract issuer to terminate the agreement prior to the scheduled maturity date unless there is a breach in contract which is not corrected within the specified cure period.

Income taxes - The Plan has been amended since receiving its latest favorable determination letter dated June 11, 2009.  The Company believes that the Plan is operated in accordance with, and qualifies under, the applicable requirements of the Code and related state statutes, and that the trust, which forms a part of the Plan, is exempt from federal income and state franchise taxes.

Risks and uncertainties - The Plan provides for various investment options in any combination of investment securities offered by the Plan, including the Company’s common stock.  Investment securities are exposed to various risks, such as interest rate, market fluctuations and credit risks.  Due to the risk associated with certain investment securities, it is at least reasonably possible that changes in market values, interest rates or other factors in the near term would materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statements of changes in net assets available for benefits.

Recent accounting pronouncements - In January 2010, the FASB issued Accounting Standards Update 2010-06 which expanded the required disclosures about fair value measurements.  In particular, this guidance requires:  1) separate disclosure of the amounts of significant transfers in and out of level 1 and level 2 fair value measurements along with the reasons for such transfers, 2) information about purchases, sales, issuances and settlements to be presented separately in the reconciliation for level 3 fair value measurements, 3) fair value measurement disclosures for each class of assets and liabilities and 4) disclosures about the valuation techniques and inputs used to measure fair value for both recurring and nonrecurring fair value measurements for fair value measurements that fall in either level 2 or level 3.  This guidance is effective for annual reporting periods beginning after December 15, 2009 except for 2) above which is effective for fiscal years beginning after December 15, 2010.  The company is currently evaluating the impact that this guidance will have on the Plan’s financial statement disclosures.

NOTE 2 - FAIR VALUE MEASUREMENTS

The fair value measurements standard establishes a framework for measuring fair value.  That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value.  The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements).  The three levels of the fair value hierarchy under the standard are described below:

Basis of fair value measurement

Level 1 - Unadjusted quoted prices for identical assets in active markets that the Plan has the ability to access.

Level 2 - Quoted prices for similar assets in active markets; quoted prices for identical or similar assets in inactive markets; inputs other than quoted prices that are observable for the asset; and inputs that are derived principally from or corroborated by observable market data by correlation or other means.  If the asset or liability has a specified (contractual) term, the level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 - Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.  Valuation techniques maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value.  There have been no changes in the methodologies used at December 31, 2009 and 2008.

Bank Collective Funds:  Investments are stated at value determined as of the close of regular trading.  Debt securities are valued by independent pricing services approved by the trustee of the fund.  If the pricing services are unable to provide valuations, the securities are valued at the most recent bid quotation or evaluated price, as applicable, obtained from a broker-dealer.

Fixed Income Investments:  Valued at replacement cost methodology with a crediting rate reset procedure linked to an industry index.

Wrapper Contracts:  Valued at replacement cost methodology.

Collective Trust Fund:  Valued at fair value based on the underlying investments as traded in an exchange or active market.

Mutual Funds and Money Market Funds:  Valued at the net asset value (NAV) of shares held by the Plan at year end.  It is not probable that the mutual funds will be sold at amounts that differ materially from the NAV of shares held.

Common Stocks:  Valued at the closing price reported on the active market on which the individual securities are traded.

Employer Stock:  Valued at the closing price reported on the active market on which the individual securities are traded.

Participant loans:  Valued at amortized cost, which approximates fair value.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following tables set forth by level within the fair value hierarchy, the Plan’s assets at fair value, as of December 31, 2009 and 2008.

Investment Assets at Fair Value as of December 31, 2009

(in thousands)

Description	Level 1	Level 2	Level 3	Total

Mutual funds:
Index funds	$200,357			$200,357
Balanced funds	130,803			130,803
Growth funds	579,803			579,803
Fixed income	136,511			136,511
Other funds	5,129			5,129
Total mutual funds	1,052,603			1,052,603

Common stocks:
Industrial	3,242			3,242
Telecommunications	1,821			1,821
Consumer	5,551			5,551
Financial institutions	3,794			3,794
Energy	4,296			4,296
Media	1,988			1,988
Pharmaceuticals	2,196			2,196
Technology	3,657			3,657
Other	976			976
Total common stocks	27,520			27,520

Bank collective funds:
Index funds		$95,781		95,781
U.S. government securities		33,878		33,878
Guaranteed investment contract		189,538		189,538
Wrapper contracts			$66	66
Total bank collective funds		319,197	66	319,263

Collective trust fund	22,359			22,359
Employer stock	74,627			74,627
Money market funds	10,378			10,378
Participant loans			11,472	11,472
Total assets at fair value	$1,187,487	$319,197	$11,538	$1,518,223

Investment Assets at Fair Value as of December 31, 2008

(in thousands)

Description	Level 1	Level 2	Level 3	Total

Money market funds	$31,462			$31,462
Bank collective funds		$274,011		274,011
Fixed income investments			$4,417	4,417
Wrapper contracts			524	524
Collective trust fund	19,298			19,298
Mutual funds	842,935			842,935
Common stocks	27,628			27,628
Employer stock	45,321			45,321
Participant loans			11,549	11,549

Total investment assets at fair value	$966,644	$274,011	$16,490	$1,257,145

Level 3 Investment Assets at Fair Value as of December 31, 2009

(in thousands)

	Fixed income	Wrapper	Participant
	investments	contracts	loans
Balance, beginning of year	$4,417	$524	$11,549

Purchases, sales, issuances and settlements (net)	(4,417)		(77)

Unrealized gains/losses		(458)

Balance, end of year	$—	$66	$11,472

Level 3 Investment Assets at Fair Value as of December 31, 2008

	Fixed income	Wrapper	Participant
	investments	contracts	loans

Balance, beginning of year	$4,620	$—	$10,676

Purchases, sales, issuances and settlements (net)	(203)	524	873

Balance, end of year	$4,417	$524	$11,549

NOTE 3 - RELATED PARTY TRANSACTIONS

Certain Plan investments are managed by an affiliate of Fidelity, the trustee of the Plan.  Any purchases and sales of these funds are performed in the open market at fair value.  Such transactions, while considered party-in-interest transactions under ERISA regulations, are permitted under the provisions of the Plan and are specifically exempt from the prohibition of party-in-interest transactions under ERISA.

As allowed by the Plan, participants may elect to invest a portion of their accounts in the Agilent Technologies Stock Fund (the Fund), which is primarily invested in shares of Company common stock.  Investments in the Fund are at the direction of the Plan participants.  Participants are not permitted to allocate more than 25% of their total contributions, including Company matching contributions, to the Fund and the maximum amount of the participant’s account balance that can be allocated to the Fund is limited to 25% of the participant’s account.  The shares of Company common stock are traded in the open market.

NOTE 4 - PARTICIPATION AND BENEFITS

Eligibility - Employees who are eligible to participate in the Plan include those employees of the Company and its designated domestic subsidiaries who are on the U.S. dollar payroll and who are employed as regular full-time or regular part-time employees of the Company.  There is no waiting period for eligibility.

Participant contributions - Effective July 1, 2009, the Plan allows employees to make after-tax contributions in the form of Roth contributions into the Plan.

Upon initially becoming an eligible employee, a participant is deemed to have elected a 3% deferral effective on the first day of commencement of participation, unless that employee makes a change to that election in the manner prescribed by the Plan.  Participating employees can elect to have the Company contribute up to 50% of their eligible pre-tax or after-tax compensation, not to exceed the amount allowable under the Plan document and current income tax regulations.  Participants who elect to have the Company contribute a portion of their compensation to the Plan agree to accept an equivalent reduction in taxable or taxed compensation.  Contributions withheld are invested in accordance with the participant’s direction.  The Plan also allows eligible participants to make a catch-up contribution up to the maximum allowed under current income tax regulations.

Participants are also allowed to make rollover contributions of eligible distributions received from other tax-qualified employer-sponsored retirement plans.  Such contributions are deposited in the appropriate investment funds in accordance with the participant’s direction and the Plan’s provisions.

Employer contributions - The Company makes matching contributions as required by the Plan document.  In 2009 and 2008, the Company matched 100% of the employee’s salary deferral for the first 3% of employee’s eligible pre-tax or taxed compensation, and 50% of the employee’s salary deferral for the next 2% of employee’s eligible pre-tax or taxed compensation.  The Company matching contribution was deposited into the individual employee’s Plan account after the end of each pay period.

Both employee deferrals and Company contributions in 2009 and 2008 have been made in cash for all funds; however, Company contributions may be made in either cash or common stock of the Company.  No Company contributions have been made in the form of common stock of the Company in 2009 and 2008.

Vesting - Participants are 100% vested in their salary deferrals of eligible pre-taxed or taxed compensation, rollover contributions, and Company matching contributions, subject to the terms of the Plan.

Participant accounts - Each participant’s account is credited with the participant’s salary deferrals of eligible pre-taxed or taxed compensation, Plan earnings or losses and an allocation of the Company’s matching contribution.  Allocation of the Company’s matching contribution is based on participant salary deferrals of eligible pre-taxed or taxed compensation, as defined in the Plan.

Participants can transfer their invested funds among the available investment options and/or change the investment of their future contributions as often as desired.  These transfers and changes must be made in whole percent increments.  Initial contributions for new hires were automatically invested in the retirement age-appropriate Vanguard Target Retirement Fund, the fund designated as the Plan default fund, effective May 30, 2008,  until the participant makes a change to that investment election.  Prior to May 30, 2008, the Fidelity Freedom Fund was the Plan’s default fund.

Payment of benefits - Upon termination of employment, the participants or beneficiaries may elect to leave their account balance in the Plan, or receive their total benefits in a lump sum amount equal to the value of the participant’s interest in their account in the form of rollovers or payments in cash and stock.  The Plan allows for automatic lump sum distribution of participant account balances that do not exceed $1,000.

Loans to participants - The Plan allows participants to borrow not less than $1,000 and up to the lesser of $50,000 or 50% of their account balance.  The loans are secured by the participant’s balance.  Such loans bear interest at a rate fixed at the time of the loan at the prime rate plus one-half percent and must be repaid to the Plan between one year and four years.  Generally, loans are repaid semi-monthly via automatic payroll deduction.  The Plan allows terminated participants to electronically continue to repay their loan after termination of employment.  The specific terms and conditions of such loans are established by the Committee.  Outstanding loans at December 31, 2009 carry interest rates ranging from 3.75% to 10%.

NOTE 5 - INVESTMENTS

The number of shares of the Company common stock in the Fund was 2,401,895 and 2,899,600 as of December 31, 2009 and 2008, respectively.  The fair value of the Company common stock included in the Fund was approximately $74,627,000 and $45,321,000 at December 31, 2009 and 2008, respectively.  The Fund assigns units of participation to those participants with account balances in the Fund.  The total number of units in the Fund at December 31, 2009 and 2008 was 3,268,414 and 3,920,545, respectively, and the net unit value was $23.07 and $11.68  respectively, at these dates.  The Fund is comprised primarily of Company common stock purchased on the open market.  The Fund also includes a minor investment in the Fidelity Institutional Money Market Fund.

The following table is a summary of the fair values of investments and investment funds that represent 5% or more of the Plan’s net assets at December 31 (in thousands):

	2009	2008

Pyramid Intermediate Fixed Income Fund	$121,985	$108,931
Fidelity Contrafund	201,495	171,751
Fidelity Magellan Fund	132,437	104,882
Fidelity Low-Priced Stock Fund	101,420	73,836
Spartan U.S. Equity Index Advantage Class Fund		119,049
Templeton Foreign Fund A		70,356
PIMCO Total Return Fund	136,511	114,776
Vanguard Institutional Index Fund	147,795

The Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows for the years ended December 31 (in thousands):

	2009	2008

Common stock	$47,184	$(81,208)
Bank collective funds	18,638	(39,671)
Collective trust funds	4,923	(20,936)
Mutual funds	220,824	(521,145)

	$291,569	$(662,960)

NOTE 6 - RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 (in thousands):

	December 31,
	2009	2008

Net assets available for benefits per the financial statements	$1,519,173	$1,273,471
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	(83)	(16,613)
Net assets available for benefits at fair value per the Form 5500	$1,519,090	$1,256,858

As described in Note 1, fully benefit-responsive investment contracts are reported at fair value in the Form 5500 and are reported at contract value in the financial statements.

The following is a reconciliation of the affected components of the changes in net assets available for benefits per the financial statements to the Form 5500 (in thousands) for the year ended December 31, 2009:

	Year ended December 31, 2009
	Amount per the financial statements	Adjustment to fair value	Amount per the Form 5500

Net realized and unrealized appreciation of assets	$291,569	$16,530	$308,099

NOTE 7 - PLAN TERMINATION OR MODIFICATION

The Company intends to continue the Plan indefinitely for the benefit of its participants; however, it reserves the right to terminate or modify the Plan at any time by resolution of its Board of Directors and subject to the provisions of ERISA.

NOTE 8 - SUBSEQUENT EVENT

On May 14, 2010, the Company acquired Varian, Inc. Varian employees will become eligible to participate in the Plan starting November 1, 2010.

AGILENT TECHNOLOGIES, INC.	EIN: 77-0518772
401(k) PLAN	PLAN #003

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2009

Identity of issue, borrower, lessor or similar party		Description of investment including maturity date, rate of interest, collateral, par or maturity value	Current value
	Stable Value Fund Holdings:

*	Money Market	Money Market	$10,063,405

	Pyramid Intermediate Fixed Income Fund	Bank Collective Fund	121,985,461
	Pyramid Intermediate Managed Maturing Fund	Bank Collective Fund	37,738,229
	Pyramid Short Managed Maturing Fund	Bank Collective Fund	29,814,425
	Total bank collective funds		189,538,115

	Monumental life Insurance Co	Wrapper Contracts	65,668
	Total investment contracts at fair value		65,668

	Total fair value of underlying assets of Stable Value Fund		199,667,188

	BlackRock US Debt Index Fund	Bank Collective Fund	28,572,862
	BlackRock EAFE Equity Index Fund	Bank Collective Fund	67,208,401
	State Street Global Advisors TIPS Fund	Bank Collective Fund	33,877,952
	Harbor Capital Appreciation Fund	Mutual Fund	28,055,549
	Templeton Foreign Fund A	Mutual Fund	90,588,483
	PIMCO Total Return Fund	Mutual Fund	136,510,632
	Domini Social Equity Fund	Mutual Fund	5,129,263
	Goldman Sachs US Small Cap Value Fund	Mutual Fund	25,807,806
	Copper Rock Small Cap Growth Collective Trust Fund	Collective Trust Fund	22,358,944
*	Fidelity Institutional Money Market Fund	Money Market	292,630
*	Agilent Technologies, Inc. Common Stock	Common Stock	74,626,878
*	Fidelity Magellan Fund	Mutual Fund	132,436,835
*	Fidelity Contrafund	Mutual Fund	201,495,153
*	Fidelity Low-Priced Stock Fund	Mutual Fund	101,419,642
	Vanguard Extended Market Index Fund	Mutual Fund	52,561,849
	Vanguard Institutional Index Plus Fund	Mutual Fund	147,794,831
	Vanguard Target Retirement Income Fund	Mutual Fund	3,888,778
	Vanguard Target Retirement 2005 Fund	Mutual Fund	2,838,493

	Vanguard Target Retirement 2010 Fund	Mutual Fund	14,616,807
	Vanguard Target Retirement 2015 Fund	Mutual Fund	19,792,134
	Vanguard Target Retirement 2020 Fund	Mutual Fund	29,742,884
	Vanguard Target Retirement 2025 Fund	Mutual Fund	23,816,421
	Vanguard Target Retirement 2030 Fund	Mutual Fund	12,820,467
	Vanguard Target Retirement 2035 Fund	Mutual Fund	9,535,637
	Vanguard Target Retirement 2040 Fund	Mutual Fund	8,815,011
	Vanguard Target Retirement 2045 Fund	Mutual Fund	2,292,538
	Vanguard Target Retirement 2050 Fund	Mutual Fund	2,644,211

	AllianceBernstein US Value Equities Portfolio:
*	Fidelity Institutional Money Market Fund	Money Market	22,072

	Ace Ltd	Common Stock	47,880
	Accenture Plc CL A	Common Stock	186,750
	Cooper Industries Plc CL A	Common Stock	119,392
	Tyco Electronics Ltd	Common Stock	434,535
	Ingersoll Rand Co CL	Common Stock	296,642
	AK Steel Holding Corp	Common Stock	155,855
	AOL Inc	Common Stock	35,758
	AT&T Inc	Common Stock	1,053,928
	AU Optronics Sponsor ADI	Common Stock	215,712
	Abbott Laboratories	Common Stock	145,773
	AETNA Inc	Common Stock	269,450
	Allstate Corp	Common Stock	57,076
	Altria Group Inc	Common Stock	286,598
	American Electric Power	Common Stock	281,799
	Ameriprise Financial	Common Stock	263,976
	Amgen Inc	Common Stock	96,169
	Apache Corp	Common Stock	116,066
	Archer Daniels Midland	Common Stock	278,659
	BB&T Corp	Common Stock	210,571
	Bank of America Corp	Common Stock	478,908
	CBS Corp CL B	Common Stock	223,395
	CMS Energy Corp	Common Stock	36,018
	Caterpillar Inc	Common Stock	129,652
	Chevron Corp	Common Stock	381,101
	Cimarex Energy Co	Common Stock	243,662
	CISCO Systems Inc	Common Stock	153,216
	CITIGROUP Inc	Common Stock	76,792
	Coca Cola Co	Common Stock	108,300

Coca Cola Enterprise Inc	Common Stock	163,240
Comcast Corp CL A	Common Stock	43,836
Conoco Phillips	Common Stock	740,515
Constellation Brands	Common Stock	148,149
Seagate Technology	Common Stock	83,674
Corning Inc	Common Stock	283,857
XL Capital Ltd CL A	Common Stock	234,624
DR Horton Inc	Common Stock	92,395
Dean Foods Co	Common Stock	34,276
Dell Inc	Common Stock	268,532
Devon Energy Corp	Common Stock	507,150
Dupont (EI) De Nemour	Common Stock	437,710
Garmin Ltd	Common Stock	150,430
Bunge Ltd	Common Stock	255,320
Deutsche Bank AG (USA)	Common Stock	281,867
Ensco Plc	Common Stock	117,823
Exxon Mobil Corp	Common Stock	782,480
Foot Locker Inc	Common Stock	67,954
Ford Motor Co	Common Stock	298,000
Forest Oil Corp	Common Stock	95,675
Fortune Brands Inc	Common Stock	73,440
General Electric Co	Common Stock	656,642
Goldman Sachs Group	Common Stock	624,708
Hertz Global Holdings	Common Stock	48,872
Hewlett-Packard Co	Common Stock	144,228
Home Depot Inc	Common Stock	231,440
Hubbell Inc CLB	Common Stock	70,950
Intel Corp	Common Stock	71,400
Intl Business Mach Corp	Common Stock	471,240
JPMorgan Chase & Co	Common Stock	637,551
Johnson & Johnson	Common Stock	270,522
Jones Apparel Group	Common Stock	158,994
Kimberly Clark Corp	Common Stock	44,597
Kraft Foods Inc CL A	Common Stock	192,978
Limited Brands Inc	Common Stock	115,440
Lowes Cos Inc	Common Stock	353,189
Macys Inc	Common Stock	248,048
Masco Corp	Common Stock	42,811
Merck & Co Inc	Common Stock	790,214
MetLife Inc	Common Stock	219,170

Microsoft Corp	Common Stock	493,938
Morgan Stanley	Common Stock	331,520
Motorola Inc	Common Stock	290,224
NVR Inc	Common Stock	223,874
News Corp Ltd CL A	Common Stock	539,386
Nexen Inc (USD)	Common Stock	229,728
Nisource Inc	Common Stock	93,818
Nokia Corporation Sponsored Ame	Common Stock	281,415
Northrop Grumman Co	Common Stock	307,175
Occidental Petroleum	Common Stock	288,793
Office Depot Inc	Common Stock	120,615
Oracle Corp	Common Stock	105,522
J.C. Penney Company Inc	Common Stock	125,067
Pepsico Inc	Common Stock	188,480
Pfizer Inc	Common Stock	893,129
Philip Morris Intl Inc	Common Stock	67,466
Procter & Gamble Co	Common Stock	478,977
Pulte Homes Inc	Common Stock	142,000
RRI Energy Inc	Common Stock	42,328
Raytheon Co	Common Stock	51,520
Reynolds American Inc	Common Stock	29,133
Rowan Companies Inc	Common Stock	43,016
SPX Corp	Common Stock	79,315
Sara Lee Corp	Common Stock	166,866
Smithfield Foods Inc	Common Stock	74,431
Sonoco Products Co	Common Stock	87,750
Sprint Nextel Corp	Common Stock	259,128
Steel Dynamics Inc	Common Stock	166,568
Supervalu Inc	Common Stock	148,707
Symantec Corp	Common Stock	302,341
TJX Companies Inc	Common Stock	65,790
Textron Inc	Common Stock	48,906
3M Company	Common Stock	157,073
Time Warner Inc.	Common Stock	492,466
Time Warner Cable	Common Stock	451,151
The Travelers Companies Inc	Common Stock	234,342
Tyson Foods Inc CL A	Common Stock	68,712
US Bancorp	Common Stock	326,395
Unum Group	Common Stock	132,736
Valero Energy Corp	Common Stock	296,475

	Verizon Communication Inc	Common Stock	265,040
	Viacom Inc CL B	Common Stock	237,840
	Vodafone Group Plc	Common Stock	242,445
	Wal-Mart Stores Inc	Common Stock	80,175
	Wells Fargo & Co	Common Stock	561,392
	Western Digital Corp	Common Stock	269,315

	Total fair value of common stock		27,520,057

	Total fair value of underlying assets of AllianceBernstein US Value Equities		27,542,129

*	Participant loans	Interest rates ranging from 3.75% to 10%	11,472,307

		Total	$1,518,222,714

*   Party-in-interest

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

AGILENT TECHNOLOGIES, INC.

Dated: June 17, 2010	By:	/s/ HILLIARD C. TERRY, III
Hilliard C. Terry, III
Vice President, Treasurer

EXHIBIT INDEX

Exhibit Number	Description

23.1	Consent of Mohler, Nixon & Williams Accountancy Corporation